Exhibit 99.1

Genetic Technologies Limited

Corporate Governance

CORPORATE GOVERNANCE STATEMENT

INTRODUCTION

The Company and its controlled entities together are referred to as the “Group” in this statement.

Genetic Technologies Limited and its Board are committed to achieving and demonstrating the highest standards of corporate governance.

The Company’s corporate governance policies and practices are reviewed regularly, culminating with the annual corporate governance statement.

Reference is made to the Corporate Governance Principles and Recommendations (CGPR) (4th Edition) issued by the ASX Corporate Governance Council. The Board endeavours to adhere to all the concepts of the Principles and Recommendations of the CGPR however due to the relative size of the organisation, the company’s directors are realistic and pragmatic when considering whether a recommendation will provide the benefits compared to the cost of implementation The Company endeavours to ensure exceptions to the guidelines do not negatively impact the best interests of shareholders.

While in most respects the Company complies with the Recommendations, it is recognised that the development and implementation of policies and practices is an ongoing process that evolves with the needs of the business and its stakeholders.

A description of the Group’s main corporate governance practices is set out below. All of these practices, unless otherwise stated, were in place for the entire year.

The following Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution.

The Company’s Constitution;

Board Charter;

Audit & Risk Committee Charter;

Remuneration Committee Charter;

Board Performance Evaluation Policy;

Board Protocol;

Code of Conduct;

Continuous Disclosure Policy;

Diversity Policy;

Risk and Compliance Policy;

Securities Trading Policy;

Shareholder Communications Policy

Whistle-blower Policy: and

Anti-Bribery and Anti-Corruption Policy

ASX PRINCIPLES AND RECOMMENDATIONS

Principle 1: Lay solid foundations for management and oversight

The relationship between the Board and Management is critical to the Group’s success. The Directors are responsible to the shareholders for the performance of the Group in both the short and longer term and seek to balance sometimes competing objectives in the best interests of the Group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed.

1.1 Responsibilities of the Board

The responsibilities of the Board include:

●	providing strategic guidance to the Group, including contributing to the development of and approving the Group’s corporate strategy;

●	reviewing and approving business plans, the annual budget and financial plans, including available resources and major capital expenditure initiatives;

●	overseeing and monitoring:

○	organisational performance and the achievement of the Group’s strategic goals and objectives;

○	compliance with the Company’s Code of Conduct; and

○	progress of major capital expenditures and other significant projects, including any acquisitions or divestments;

●	monitoring the Group’s financial performance, including approval of the annual and half-year financial reports and regular liaison with the Company’s auditors;

●	appointment, performance assessment and, if necessary, removal of the Chief Executive Officer;

●	ratifying the appointment and/or removal and contributing to the performance assessment for the members of the Senior Leadership Team;

●	ensuring there are effective management processes in place for approving major corporate initiatives;

●	enhancing and protecting the reputation of the organisation;

●	overseeing the operation of the Group’s system for compliance and risk management reporting to shareholders; and

●	ensuring appropriate resources are available to senior Management to enable them to implement the strategies approved by the Board

Day-to-day management of the Group’s affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the Board to the Chief Executive Officer and the senior executives as set out in the Group’s delegations’ policies. These delegations are reviewed by the Board regularly, and the last review took place in June 2023.

1.2 New director appointments and elections

Before appointing a director or putting forward a candidate to shareholders for election, the Board will undertake appropriate background checks. The commitments of Non-executive Directors are considered prior to their appointment to the Board and are reviewed regularly. Prior to appointment or being submitted for re-election, each Non-executive Director is required to specifically acknowledge that they have and will continue to have the time available to discharge their responsibilities to the Company.

The Board will also provide all material information which is relevant to whether or not a person should be elected or re-elected to shareholders (including information relating to independence and a recommendation regarding support or otherwise to the candidate’s appointment or election).

When the appointment of a new Director is considered, the Board considers the range and breadth of skills, experience and expertise on the Board, and compares that to future needs. From this, a short-list of candidates with appropriate skills and experience gets considered. During the 2022 calendar year the Board developed and approved a Board Skills Matrix that provides a guide as to the skills, knowledge, experience, personal attributes and other criteria expected of Directors and can assist Director recruitment and overall Board succession planning processes.

A number of channels are used to source candidates to ensure the Company benefits from a diverse range of individuals in the selection process. Where necessary, advice is sought from independent search consultants.

The full Board then appoints the most suitable candidate who must stand for election at the Company’s next AGM. The nomination of existing Directors for reappointment is not automatic and is partly contingent on their past performance, contribution to the effective operation of the Board and the current and future needs of both the Board and Company. The Board is aware of the advantages of Board renewal and succession planning.

Notices of meetings for the election of Directors comply with the ASX Corporate Governance Council’s best practice recommendations.

1.3 Written agreements with Directors and Senior Executives

New Directors receive a letter of appointment, which outlines the Company’s expectations in relation to participation, time commitments and compliance with policies and regulatory requirements. As with all employees, senior executives are required to sign employment agreements setting out the key terms of employment.

Non-executive Directors are expected to spend adequate time preparing for and attending Board and Sub-Committee meetings and associated activities. The number of meetings of the Company’s Board of Directors and of each Board Sub-Committee held are disclosed in each Annual Report.

The commitments of all Non-executive Directors are considered by the Board prior to the Director’s appointment to the Board and are reviewed each year as part of the annual performance assessment.

Prior to appointment or being submitted for re-election, each Non-executive Director is required to specifically acknowledge that they have, and will continue to have, the time available to discharge their responsibilities to the Company.

1.4 Company Secretary

The Company Secretary is accountable directly to the Board, through the Chair, on all matters related to the proper functioning of the Board.

1.5 Diversity Policy

The Company values diversity and recognises the benefits it can bring to the organisation’s ability to achieve its goals. Accordingly, the Company has developed and introduced a diversity policy which outlines its diversity objectives in relation to gender, age, cultural background, ethnicity and other factors. It includes requirements for the Board to establish measurable objectives for achieving diversity, and for the Board to assess annually both the objectives, and the Company’s progress made in achieving them.

In accordance with the Company’s Diversity Policy and the CGPR , the Board has established various objectives in relation to gender diversity. The aim is to achieve these objectives over the coming years as relevant positions become vacant and appropriately-skilled candidates are available. Two key gender diversification objectives are:

●	Equal representation across all staff and management–, however the “best fit” person may take precedence; and

●	At least one female director appointed to the Board.

The Company is aware of the benefits of diversity, not only from gender but from a wide range of different backgrounds, cultures, experiences, ethnicity, etc. to leverage the widest possible pool of available talent.

As at the most recent year end reporting date, being 30 June 2023, the Group’s gender diversity mix is:

	Female	Male
Total staff	64%	36%
Senior management	20%	80%
Board	–	100%

Senior management is defined as a manager who has a relatively high leadership role in the day-to-day responsibilities of managing the Company.

It is noted that the Company currently has a high level of both gender and general diversity, however given the relatively small number of total employees, a change of one or few employees may have a significant impact on measurable diversity objectives.

1.6 Board, committee and director performance

The performance of the Board, its Chair and its committees is considered each year by the full Board in an open format. This process is led by the Chair, may be formal or informal and was last done via a formal process in August 2022. The improvement opportunities identified as a result of this review process remain current and are regularly monitored by the Board and its respective Committees. The next review will be undertaken during the 2024 financial year.

The assessment also considers the adequacy of the Company’s induction and continuing education processes, access to information and the support provided by the Company Secretary.

Members of the executive may be invited to contribute to this appraisal process.

1.7 Senior executive performance

The appraisal of senior executives is an ongoing process throughout the year with an annual appraisal considered by the Chief Executive Officer (CEO)/ Remuneration Committee during the annual remuneration review, the latter last taking place at the end of the most recent financial year.

Principle 2: Structure the Board to add value

The Board operates in accordance with the broad principles set out in its Charter which provides details of the Board’s composition and responsibilities.

Conflict of interests

In accordance with good governance practices, all Directors are required to declare all interests in dealings with the Company and are required to take no part in decisions relating to them.

Independent professional advice

All Directors and members of the Board’s Committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company’s expense. Prior written approval from the Chair is required, but such approval will not be unreasonably withheld.

Board Sub-Committees

The Board has established Committees to assist in the execution of its duties and to allow detailed consideration of complex issues. The current Committees of the Board are the Audit & Risk Committee and the Remuneration Committee. The Audit & Risk Committee and Remuneration Committee are both comprised entirely of Non-executive Directors, are Chaired by Independent Directors and comprise of a majority of Independent Directors. The Committee structure and membership is reviewed on an annual basis.

Each Committee has its own written Charter setting out its role and responsibilities and that of its members, its composition, structure, membership requirements and the manner in which the Committee is to operate. Both of these Charters are reviewed on an annual basis and are available on the Company’s website. All matters determined by the Committees are submitted to the full Board as recommendations for Board decisions.

Minutes of Committee meetings are tabled at the subsequent Board meeting. Additional requirements for specific reporting by the Committees to the Board are addressed in the Charter of the individual Committees.

2.1 Nomination committee

Given the nature and size of the Company’s operations, the Board has decided against the use of a separate nomination committee. This function is undertaken by the full Board.

2.2 Board skills matrix

The Board routinely reviews whether the Directors as a group have the skills, knowledge and familiarity with the Group and its operating environment required to fulfil their role on the Board and Board committees effectively and, where any gaps are identified, considers what training or development, (or further Board / external advisor appointments) could be undertaken to fill those gaps. To further assist in and formalise this process, the Board has developed a Skills Matrix which encapsulates the core competencies required.

2.3 Board composition and independence

The Board seeks to ensure that:

●	at any point in time, its membership represents an appropriate balance between Directors with experience and knowledge of the Group and Directors with an external or fresh perspective; and

●	the size of the Board is conducive to effective discussion and efficient decision-making.

The Board has adopted specific principles in relation to the independence of its directors. These state that, when determining independence, a director must be a Non-executive and the Board should consider whether the Director:

●	is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;

●	is, or has been, employed in an executive capacity by the Company or any other Group entity within three years before commencing his or her service on the Board;

●	within the last three years has been a principal of a material professional adviser or a material consultant to the Company or any other Group entity, or an employee materially associated with the service provided;

●	is a material supplier or customer of the Company or any other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

●	has a material contractual relationship with the Company or a controlled entity other than as a Director of the Group; and

●	is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s independent exercise of his or her judgement.

Materiality for these purposes is determined on both quantitative and qualitative bases. An amount of over five percent of annual turnover of the Company or Group or five percent of the individual Directors’ net worth is considered material for these purposes. In addition, a transaction of any amount or a relationship is deemed material if knowledge of it may impact the shareholders’ understanding of the Director’s performance.

Recent thinking on corporate governance has introduced the view that a director’s independence may be perceived to be impacted by lengthy service on the Board. To avoid any potential concerns, the Board has determined that a director will not be deemed independent if he or she has served on the Board of the Company for more than ten years. The Board will continue to monitor developments on this issue as they arise.

The Board assesses independence each year. To enable this process, the Directors must provide all information that may be relevant to the assessment.

The Company’s Constitution specifies that all Non-executive Directors must retire from office no later than the third Annual General Meeting (“AGM”) following his or her last election. Where eligible, a director may stand for re-election.

2.4 Independent Directors

Details of the members of the Board, their experience, expertise, qualifications, term of office, relationships affecting their independence and their independent status are set out in each Annual Report and on the Company website. Of the current Directors, Mr Peter Rubinstein, Dr Lindsay Wakefield, and Mr Nick Burrows are considered by the Board to be Independent Directors for the purposes of the ASX CGPR. Dr Muchnicki was not considered independent during the 2023 financial year due to the executive role he held with the Company during the 2022 financial year. Therefore, the Board comprises a majority of independent directors.

The Board notes all directors received performance rights in prior reporting periods. The Board does not consider the issue of performance rights impact their capacity to bring independent judgement to bear on issues before the board and to act in the best interests of the Company and all shareholders.

2.5 Chair and Chief Executive Officer (“CEO”)

The Chair is responsible for leading the Board, ensuring that Directors are properly briefed in all matters relevant to their role and responsibilities, facilitating Board discussions and managing the Board’s relationship with the Company’s Senior Leadership Team. In accepting the position, the Chair acknowledges that it will require a significant time commitment and confirms that other positions will not hinder his or her effective performance in that role. The CEO is responsible for implementing Group strategies and policies.

Mr Peter Rubinstein is the Non-Executive Chair, and is considered to be an Independent Director. Mr Peter Rubinstein is not the same person as the CEO.

2.6 Induction

The induction provided to new Directors enables them to actively participate in Board decision-making as soon as possible. It ensures that they have a full understanding of the Company’s financial position, strategies, operations, culture, values and risk management policies. The induction ensures new Directors understand the respective rights, duties, responsibilities, interaction and roles of the Board and the Senior Leadership Team and the Company’s meeting arrangements.

Principle 3: Act ethically and responsibly

3.1 Values

Collaborative: Cooperative, Receptive, Informative, Transparent.

‘Unity and diversity drives us to make a positive impact on the community’

Professional: Trustworthy, Respectful, Punctual, Accountable

‘Leveraging our collective skills and knowledge to create global partnerships’

Dynamic: Proactive, Striving, Responsive, Motivated.

‘Cutting edge Innovation that creates an aspirational place to work’

Passionate: Enthusiastic, Inspiring, Dedicated, Energetic

‘A place where you can apply your skills and realise your career goals’

3.2 Code of conduct

The Company has developed a statement of values and a Code of Conduct (the “Code”) which has been fully endorsed by the Board and applies to all Directors. The Code is regularly reviewed and updated as necessary to ensure it reflects the highest standards of behaviour and professionalism and the practices necessary to maintain confidence in the Group’s integrity and to take into account legal obligations and reasonable expectations of the Company’s stakeholders.

In summary, the Code requires that at all times Directors and employees act with the utmost integrity, objectivity, and in compliance with the letter and the spirit of the law and Company policies.

The purchase and sale of Company securities by Directors and employees is governed by the Securities Trading Policy. Such trading is not permitted from the end of the two financial reporting periods of the Company, 31 December and 30 June, until 24 hours after the release of the company’s financial results for the period and for 24 hours following the release of price sensitive information to the market. Any transactions undertaken by Directors outside of these periods must be notified to the Company Secretary in advance.

The Code requires employees who are aware of unethical practices within the Group, or breaches of the Company’s Securities Trading Policy, to report such breaches in compliance with the Company’s whistle-blower policy which can be done anonymously.

The Directors are satisfied that the Company has complied with its policies on ethical standards, including trading in the Company’s securities.

3.3 Whistleblower Policy

The Company’s Whistleblower Policy is available on the Company’s website. Any material breaches of the Whistleblower Policy are to be reported to the Board or a committee of the Board.

3.4 Anti-bribery and Corruption Policy

The Board recognises that giving bribes or other improper payments or benefits to public officials is a serious criminal offence and can damage an entity’s reputation and standing in the community.

The Company’s Anti-bribery and Anti-Corruption Policy is available on the Company’s website.

Principle 4: Safeguard integrity in financial reporting

4.1 Audit & Risk Committee

The Audit & Risk Committee operates in accordance with a Charter and all members must be financially literate, considered to be independent Directors and have an appropriate understanding of the industry in which the Group operates.

As at the most recent year end reporting date, being 30 June 2023, the Audit & Risk Committee consisted of Mr Nick Burrows (Chair of the Committee), Mr Peter Rubinstein, and Dr Lindsay Wakefield.

Mr Burrows, Mr Rubinstein, and Dr Wakefield are all Independent Directors.

The main responsibilities of the Audit & Risk Committee are to:

●	review, assess and approve the annual reports, the half-year financial reports and all other financial information published by the Company or released to the market;

●	assist the Board in reviewing the effectiveness of the organisation’s internal control environment covering:

○	effectiveness and efficiency of operations;

○	reliability of financial reporting; and

○	compliance with applicable laws and regulations;

●	oversee the effective operation of the Company’s risk management framework;

●	recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess their performance;

●	consider the independence and competence of the external auditor on an ongoing basis;

●	review and approve the level of non-audit services provided by the Group’s external auditors and ensure that it does not adversely impact on the auditors’ independence;

●	review and monitor all related party transactions and assess their propriety; and

●	report to the Board on matters relevant to the Audit & Risk Committee’s role and responsibilities.

In fulfilling its responsibilities, the Audit & Risk Committee:

●	receives regular reports from management and the Company’s external auditors;

●	meets with the external auditors at least twice a year, or more frequently if necessary, and may hold in-camera discussions with the external auditors without the presence of management;

●	reviews the processes the CEO and Chief Financial Officer (CFO) have in place to support their annual certifications to the Board;

●	reviews any significant disagreements between the auditors and Management, irrespective of whether they have been resolved; and

●	provides the external auditors with a clear line of direct communication at any time to either the Chair of the Audit & Risk Committee or, if necessary, the Chair of the Board.

The Audit & Risk Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

4.2 CEO/ CFO declarations

Before the Audit & Risk Committee recommends, and the Board approves, the Company’s financial statements for the half year or full year, the CEO and CFO are required to provide a declaration that, in their opinion, the financial records of the Group have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively. Such a declaration has been provided in respect of the 2023 full year financial statements.

4.3 Verification of the integrity of any unaudited periodic corporate report

The Company includes in each of its (to the extent that the information contained in the following is not audited or reviewed by an external auditor):

(a) annual reports or on its website, a description of the process it undertakes to verify the integrity of the information in its annual directors’ report;

(b) quarterly reports, or in its annual report or on its website, a description of the process it undertakes to verify the integrity of the information in its quarterly reports;

(c) integrated reports, or in its annual report (if that is a separate document to its integrated report) or on its website, a description of the process it undertakes to verify the integrity of the information in its integrated reports; and

(d) periodic corporate reports, a description of the process it undertakes to verify the integrity of the information in these reports.

Principle 5: Make timely and balanced disclosure

5.1 Continuous Disclosure Policy

The Company is committed to disseminating information to shareholders in a fair, timely and cost-efficient manner and has developed a Continuous Disclosure Policy and Shareholder Communication Policy to ensure compliance with the ASX Listing Rules and the National Association of Securities Dealers Automated Quotation “NASDAQ” to facilitate effective communication with shareholders. This policy is disclosed on the Company’s website.

5.2 Material Market Announcements

Under the Company’s Continuous Disclosure Policy, all members of the Board receive draft material market announcements promptly for review and receive the final agreed version after the announcement has been lodged with the ASX.

5.3 Investor or Analyst Presentations

All substantive investor or analyst presentations are released on the ASX Markets Announcement Platform ahead of such presentations.

Principle 6: Respect the rights of shareholders

6.1 Website information

The Company provides ready access to its shareholders and members of the public to information about the Company and its governance on its website https://genetype.com/ which is regularly updated with latest information.

Price sensitive information is only loaded to the website after it is duly released to the ASX and NASDAQ.

6.2 Investor relations program

The Company Secretary has been nominated as the person responsible for communications with the ASX and NASDAQ. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

All information disclosed to the ASX is posted on the Company’s website as soon as it is disclosed to the ASX. When analysts are briefed on aspects of the Group’s operations, any new or refreshed material used in the presentation is released to the ASX and posted on the Company’s website. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the market.

6.3 Participation at meetings

To engage with shareholders and to encourage participation at meetings, the Board provides information to shareholders and the market in several ways:

●	Directly releasing announcements with copies of these announcements immediately placed in the announcements section of the website.

●	The Annual General Meeting (AGM) provides an opportunity for the shareholders to communicate with the Board. Shareholders are encouraged to attend the AGM and to use the opportunity to ask questions on any matter.

●	The CEO regularly meets major investors. No new material price sensitive information is provided at such meetings. Other Non-executive Directors or the CFO may attend such meetings if requested. The CEO reports to the Board on the matters discussed at meetings with major investors.

6.4 Resolutions Cast by Poll

All resolutions at securityholder meetings are decided by a poll rather than a show of hands.

6.5 Electronic communication with the Company and its share registry

The Company’s website also enables users to provide feedback and has an option for shareholders to register their email address for direct email updates on Company matters.

All shareholders are entitled to receive a hard copy of the Company’s Annual Reports which are also available for download on its website.

Principle 7: Recognise and manage risk

7.1 Audit & Risk Committee

The Board has established an Audit& Risk Committee, (see section 4.1 for information on the composition of the committee). The Audit & Risk Committee provides oversight assistance to the Board in determining the adequacy and effectiveness of the Company’s risk management framework, including the policies and procedures for identifying, assessing, monitoring and managing material business risks.

The Board is ultimately responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with those risks and opportunities. The Board believes that it is important for all Directors to be a part of this process and the Board takes ultimate responsibility for the recognition and management of risk.

Oversight of the compliance and control mechanisms for risk management has been delegated to the Audit & Risk Committee through its Charter.

7.2 Risk management

The Company takes a proactive approach to risk management which is managed by the senior executives under guidance provided by the Board and the Audit & Risk Committee.

The Board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented a sound system of risk management and internal control.

The Board is to ensure that there are adequate policies in relation to risk management, compliance and internal control systems. Through the Audit & Risk Committee, they monitor the Company’s risk management by overseeing management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks. In providing this oversight, the Committee:

●	reviews the framework and methodology for risk identification, the degree of risk the Company is willing to accept, the management of risk and the processes for auditing and evaluating the Company’s risk management system;

●	reviews Company-wide objectives in the context of the above-mentioned categories of corporate risk;

●	reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the Company’s exposure to risk;

●	reviews and recommends the delegations of financial authorities and addresses any need to update these authorities on an annual basis; and

●	reviews compliance with agreed policies.

The Committee recommends any actions it deems appropriate to the Board for its consideration.

Management is responsible for designing, implementing and reporting on the adequacy of the Company’s risk management and internal control system and has to report to the Audit & Risk Committee on the effectiveness of:

●	the risk management and internal control system during the year; and

●	the Company’s management of its material business risks.

7.3 Internal audit

Given the size of the Company, there is no separate internal audit function. Risk assessments are carried out as required with risk mitigation strategies utilised to minimise the chance of the risks occurring and to ameliorate any negative impact.

The Company furthermore engages an independent professional service provider to carry out an annual review of the Company’s internal controls on a targeted basis where risks are identified or additional assurance of controls is desirable. The results of the review are reported directly to the Audit & Risk Committee.

7.4 Sustainability risks and management

The Company’s key economic, environmental and social sustainability risks are outlined in each Annual Report under the heading “Material Business Risks”. In addition to the risk assessment and management strategies previously outlined, as required the Company utilises a number of risk mitigation strategies including employing appropriately qualified staff, using external advisors, holding appropriate insurance, etc.

Principle 8: Remunerate fairly and responsibly

8.1 Remuneration Committee

The Board has established a Remuneration Committee which is structured so that the Committee is chaired by an Independent Director and consists of three members all whom are all Independent Directors. The Remuneration Committee consists of Dr Lindsay Wakefield (Chair of the Committee), Mr Nick Burrows and Mr Peter Rubinstein. As the operations of the Company develop, the Board will reassess the composition of the Remuneration Committee.

The remuneration policy, which sets the remuneration terms and conditions for the CEO and other senior executives, is developed by the Remuneration Committee and approved by the Board.

The Remuneration Committee is empowered to investigate any matter brought to its attention and has direct access to any employee or any independent experts and advisors as it considers appropriate in order to ensure that its responsibilities can be carried out effectively.

8.2 Non-executive and executive remuneration

Each employee signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. The standard contract refers to a specific formal job description. Job descriptions are reviewed by the CEO on a regular basis and, where necessary, is revised in consultation with the relevant employee and the Board.

Information on Directors’ and Executives’ remuneration, including principles used to determine remuneration, is disclosed regularly via Annual Reports under the section “Remuneration Report”.

Executive Directors and senior management may receive a mix of fixed and variable pay, comprising both cash and equity incentives. Non-executive Directors receive fees, participate in equity incentives, but do not receive bonus payments. Non-executive Directors do not receive termination/retirement benefits, whereas executive Directors and senior management are entitled to termination payments in accordance with the terms of their contracts.

8.3 Prohibition on hedging of unvested/restricted entitlements

In accordance with Company policy, participants in equity-based remuneration plans are not permitted to enter into transactions that would limit the economic risk of options or other unvested entitlements. Details in relation to this policy are contained in the Securities Trading Policy available on the Company website.

Rules 4.7.3 and 4.10.3

Appendix 4G

Key to Disclosures
Corporate Governance Council Principles and Recommendations

Name of entity
Genetic Technologies Ltd

ABN		Financial year ended:
17 009 212 328		30 June 2023

Our corporate governance statement[1] for the period above can be found at:[2]

☐	These pages of our annual report:	
☒	This URL on our website:	https://genetype.com/investor-centre/governance/

The Corporate Governance Statement is accurate and up to date as at 30 August 2023 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.[3]

Date:	30 August 2023
Name of authorised officer authorising lodgement:	Tony Di Pietro

---

[1] "Corporate governance statement" is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of Listing Rule 4.10.3.

Under Listing Rule 4.7.3, an entity must also lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. The Appendix 4G serves a dual purpose. It acts as a key designed to assist readers to locate the governance disclosures made by a listed entity under Listing Rule 4.10.3 and under the ASX Corporate Governance Council's recommendations. It also acts as a verification tool for listed entities to confirm that they have met the disclosure requirements of Listing Rule 4.10.3.

The Appendix 4G is not a substitute for, and is not to be confused with, the entity's corporate governance statement. They serve different purposes and an entity must produce each of them separately.

[2] Tick whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where your corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

[3] Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes "OR" at the end of the selection and you delete the other options, you can also, if you wish, delete the "OR" at the end of the selection.

See notes 4 and 5 below for further instructions on how to complete this form.

ASX Listing Rules Appendix 4G Page 1

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation <u>in full</u> for the <u>whole</u> of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT			
1.1	A listed entity should have and disclose a board charter setting out: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.	☒ and we have disclosed a copy of our board charter at: https://genetype.com/investor-centre/governance/	☐ set out in our Corporate Governance Statement **OR** ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.2	A listed entity should: (a) undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and (b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.	☒	☐ set out in our Corporate Governance Statement **OR** ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	☒	☐ set out in our Corporate Governance Statement **OR** ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	☒	☐ set out in our Corporate Governance Statement **OR** ☐ we are an externally managed entity and this recommendation is therefore not applicable

[4] Tick the box in this column only if you have followed the relevant recommendation <u>in full</u> for the <u>whole</u> of the period above. Where the recommendation has a disclosure obligation attached, you must insert the location where that disclosure has been made, where indicated by the line with "*insert location*" underneath. If the disclosure in question has been made in your corporate governance statement, you need only insert "our corporate governance statement". If the disclosure has been made in your annual report, you should insert the page number(s) of your annual report (eg "pages 10-12 of our annual report"). If the disclosure has been made on your website, you should insert the URL of the web page where the disclosure has been made or can be accessed (eg "www.entityname.com.au/corporate governance/charters/").

[5] If you have followed all of the Council's recommendations <u>in full</u> for the <u>whole</u> of the period above, you can, if you wish, delete this column from the form and re-format it.

ASX Listing Rules Appendix 4G
Page 2

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.5	A listed entity should: (a) have and disclose a diversity policy; (b) through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and (c) disclose in relation to each reporting period: (1) the measurable objectives set for that period to achieve gender diversity; (2) the entity's progress towards achieving those objectives; and (3) either: (A) the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined "senior executive" for these purposes); or (B) if the entity is a "relevant employer" under the Workplace Gender Equality Act, the entity's most recent "Gender Equality Indicators", as defined in and published under that Act. If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period.	☒ and we have disclosed a copy of our diversity policy at: https://genetype.com/investor-centre/governance/ and we have disclosed the information referred to in paragraph (c) in our Corporate Governance Statement	☐ set out in our Corporate Governance Statement **OR** ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.6	A listed entity should: (a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and (b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.	☒ and we have disclosed the evaluation process referred to in paragraph (a) at: in our Corporate Governance Statement and whether a performance evaluation was undertaken for the reporting period in accordance with that process at: in our Corporate Governance Statement	☐ set out in our Corporate Governance Statement **OR** ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G

Page 3

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation <u>in full</u> for the <u>whole</u> of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.7	A listed entity should: (a) have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and (b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.	☒ and we have disclosed the evaluation process referred to in paragraph (a) at: in our Corporate Governance Statement and whether a performance evaluation was undertaken for the reporting period in accordance with that process at: in our Corporate Governance Statement	☐ set out in our Corporate Governance Statement **OR** ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G

Page 4

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation <u>in full</u> for the <u>whole</u> of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 2 - STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE			
2.1	The board of a listed entity should: (a) have a nomination committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.	☐ *[If the entity complies with paragraph (a):]* and we have disclosed a copy of the charter of the committee at: .... *[insert location]* and the information referred to in paragraphs (4) and (5) at: .... *[insert location]* *[If the entity complies with paragraph (b):]* and we have disclosed the fact that we do not have a nomination committee and the processes we employ to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively at:	☒ set out in our Corporate Governance Statement **<u>OR</u>** ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership.	☐ and we have disclosed our board skills matrix at: .... *[insert location]*	☒ set out in our Corporate Governance Statement **<u>OR</u>** ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.3	A listed entity should disclose: (a) the names of the directors considered by the board to be independent directors; (b) if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and (c) the length of service of each director.	☒ and we have disclosed the names of the directors considered by the board to be independent directors at: in our Corporate Governance Statement and, where applicable, the information referred to in paragraph (b) at: N/A and the length of service of each director at: in our Annual Financial Report	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G
Page 5

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
2.4	A majority of the board of a listed entity should be independent directors.	☒	☐ set out in our Corporate Governance Statement **OR** ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	☒	☐ set out in our Corporate Governance Statement **OR** ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.6	A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively.	☒	☐ set out in our Corporate Governance Statement **OR** ☐ we are an externally managed entity and this recommendation is therefore not applicable
PRINCIPLE 3 – INSTIL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY			
3.1	A listed entity should articulate and disclose its values.	☒ and we have disclosed our values at: in our Corporate Governance Statement	☐ set out in our Corporate Governance Statement
3.2	A listed entity should: (a) have and disclose a code of conduct for its directors, senior executives and employees; and (b) ensure that the board or a committee of the board is informed of any material breaches of that code by a director or senior executive; and (2) any other material breaches of that code that call into question the culture of the organisation.	☒ and we have disclosed our code of conduct at: https://genetype.com/investor-centre/governance/	☐ set out in our Corporate Governance Statement
3.3	A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy.	☒ and we have disclosed our whistleblower policy at: https://genetype.com/investor-centre/governance/	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G Page 6

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation <u>in full</u> for the <u>whole</u> of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
3.4	A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy.	☒ and we have disclosed our anti-bribery and corruption policy at: https://genetype.com/investor-centre/governance/	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G Page 7

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation <u>in full</u> for the <u>whole</u> of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 4 – SAFEGUARD THE INTEGRITY OF CORPORATE REPORTS			
4.1	The board of a listed entity should: (a) have an audit committee which: (1) has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and (2) is chaired by an independent director, who is not the chair of the board, and disclose: (3) the charter of the committee; (4) the relevant qualifications and experience of the members of the committee; and (5) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.	☒ *[If the entity complies with paragraph (a):]* and we have disclosed a copy of the charter of the committee at: https://genetype.com/investor-centre/governance/and the information referred to in paragraphs (4) and (5) at: in our Corporate Governance Statement *[If the entity complies with paragraph (b):]* and we have disclosed the fact that we do not have an audit committee and the processes we employ that independently verify and safeguard the integrity of our corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner at: .... *[insert location]*	☐ set out in our Corporate Governance Statement
4.2	The board of a listed entity should, before it approves the entity's financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.	☒	☐ set out in our Corporate Governance Statement
4.3	A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.	☒	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G
Page 8

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE			
5.1	A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.	☒ and we have disclosed our continuous disclosure compliance policy at: https://genetype.com/investor-centre/governance/	☐ set out in our Corporate Governance Statement
5.2	A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.	☒	☐ set out in our Corporate Governance Statement
5.3	A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.	☒	☐ set out in our Corporate Governance Statement
PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS			
6.1	A listed entity should provide information about itself and its governance to investors via its website.	☒ and we have disclosed information about us and our governance on our website at: https://genetype.com/investor-centre/governance/	☐ set out in our Corporate Governance Statement
6.2	A listed entity should have an investor relations program that facilitates effective two-way communication with investors.	☒	☐ set out in our Corporate Governance Statement
6.3	A listed entity should disclose how it facilitates and encourages participation at meetings of security holders.	☒ and we have disclosed how we facilitate and encourage participation at meetings of security holders at: in our Corporate Governance Statement	☐ set out in our Corporate Governance Statement
6.4	A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.	☒	☐ set out in our Corporate Governance Statement
6.5	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	☒	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G

Page 9

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK			
7.1	The board of a listed entity should: (a) have a committee or committees to oversee risk, each of which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity's risk management framework.	☐ *[If the entity complies with paragraph (a):]* and we have disclosed a copy of the charter of the committee at: .... *[insert location]* and the information referred to in paragraphs (4) and (5) at: .... *[insert location]* ☒ *[If the entity complies with paragraph (b):]* and we have disclosed the fact that we do not have a risk committee or committees that satisfy (a) and the processes we employ for overseeing our risk management framework at: in our Corporate Governance Statement	☐ set out in our Corporate Governance Statement
7.2	The board or a committee of the board should: (a) review the entity's risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and (b) disclose, in relation to each reporting period, whether such a review has taken place.	☒ and we have disclosed whether a review of the entity's risk management framework was undertaken during the reporting period at: in our Corporate Governance Statement	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G
Page 10

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
7.3	A listed entity should disclose: (a) if it has an internal audit function, how the function is structured and what role it performs; or (b) if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.	☐ *[If the entity complies with paragraph (a):]* and we have disclosed how our internal audit function is structured and what role it performs at: .... *[insert location]* ☒ *[If the entity complies with paragraph (b):]* and we have disclosed the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes at: in our Corporate Governance Statement	☐ set out in our Corporate Governance Statement
7.4	A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks.	☒ and we have disclosed whether we have any material exposure to environmental and social risks at: in our Corporate Governance Statement and, if we do, how we manage or intend to manage those risks at: .... *[insert location]*	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G
Page 11

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY			
8.1	The board of a listed entity should: (a) have a remuneration committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.	☒ *[If the entity complies with paragraph (a):]* and we have disclosed a copy of the charter of the committee at: https://genetype.com/investor-centre/governance/ and the information referred to in paragraphs (4) and (5) at: in our Corporate Governance Statement *[If the entity complies with paragraph (b):]* and we have disclosed the fact that we do not have a remuneration committee and the processes we employ for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive: .... [*insert location*]	☐ set out in our Corporate Governance Statement **OR** ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.	☒ and we have disclosed separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives at: in our Corporate Governance Statement and in the Remuneration Committee Charter found at https://genetype.com/investor-centre/governance/	☐ set out in our Corporate Governance Statement **OR** ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.3	A listed entity which has an equity-based remuneration scheme should: (a) have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and (b) disclose that policy or a summary of it.	☒ and we have disclosed our policy on this issue or a summary of it at: in our Corporate Governance Statement	☐ set out in our Corporate Governance Statement **OR** ☐ we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable **OR** ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G
Page 12

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation <u>in full</u> for the <u>whole</u> of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
ADDITIONAL RECOMMENDATIONS THAT APPLY ONLY IN CERTAIN CASES			
9.1	A listed entity with a director who does not speak the language in which board or security holder meetings are held or key corporate documents are written should disclose the processes it has in place to ensure the director understands and can contribute to the discussions at those meetings and understands and can discharge their obligations in relation to those documents.	☐ and we have disclosed information about the processes in place at: .... [*insert location*]	☐ set out in our Corporate Governance Statement **<u>OR</u>** ☐ we do not have a director in this position and this recommendation is therefore not applicable **<u>OR</u>** ☐ we are an externally managed entity and this recommendation is therefore not applicable
9.2	A listed entity established outside Australia should ensure that meetings of security holders are held at a reasonable place and time.	☐	☐ set out in our Corporate Governance Statement **<u>OR</u>** ☐ we are established in Australia and this recommendation is therefore not applicable **<u>OR</u>** ☐ we are an externally managed entity and this recommendation is therefore not applicable
9.3	A listed entity established outside Australia, and an externally managed listed entity that has an AGM, should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	☐	☐ set out in our Corporate Governance Statement **<u>OR</u>** ☐ we are established in Australia and not an externally managed listed entity and this recommendation is therefore not applicable ☐ we are an externally managed entity that does not hold an AGM and this recommendation is therefore not applicable
ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES			
-	*Alternative to Recommendation 1.1 for externally managed listed entities:* The responsible entity of an externally managed listed entity should disclose: (a) the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity; and (b) the role and responsibility of the board of the responsible entity for overseeing those arrangements.	☐ and we have disclosed the information referred to in paragraphs (a) and (b) at: .... [*insert location*]	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G

Page 13

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
-	*Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities:* An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager.	☐ and we have disclosed the terms governing our remuneration as manager of the entity at: .... [*insert location*]	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G

Page 14